UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 17, 2020.

TRANSLATION

Buenos Aires, December 17, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of the Board

of Directors and Audit Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, section 8, Chapter VI of the ByMA Listing Regulations, in order to report changes in the composition of YPF S.A.’s Board of Directors.

In that regard, we inform you that at its meeting held on December 17, 2020 the Company’s Board of Directors considered and decided to accept the resignation of Mr. Arturo Carlos Giovenco as Director for Class A shares, for strictly personal reasons.

According to the provisions set forth in article 258 of the Ley General de Sociedades 19,550 and article 13 of YPF’s bylaws -Vacancies-, the member of the Supervisory Committee for Class A shares appointed Mr. Demián Tupac Panigo, as Director for Class A shares by virtue of the vacancy caused by the resignation of Mr. Arturo Carlos Giovenco, with a tenure until the election of new directors by the Shareholders’ Meeting.

At the same meeting, the Board of Directors of the Company approved the addition of Mr. Demián Tupac Panigo as member of the Audit Committee -as independent member in accordance with the National Securities Commission Regulations—being the composition of the Audit Committee as follows: President: Ramiro Manzanal, Members: Pedro Martín Kerchner Tomba -financial expert- and Demián Tupac Panigo.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 17, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer